SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Cutera, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

232109108

(CUSIP Number)

MARK SHAMIA

VOCE CAPITAL MANAGEMENT LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 232109108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Voce Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 675,986 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 675,986 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,986 shares of Common Stock
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232109108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Voce Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 675,986 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 675,986 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,986 shares of Common Stock
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232109108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Daniel Plants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 4,667
	8.	Shared Voting Power 675,986 shares of Common Stock
	9.	Sole Dispositive Power 4,667
	10.	Shared Dispositive Power 675,986 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,653 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) IN

*	Includes 4,667 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days.

ITEM 1. SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Shares”) of Cutera, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices 3240 Bayshore Blvd., Brisbane, California 94005.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by:

(i) Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”), with respect to the Shares beneficially owned by it;

(ii) Voce Capital LLC, a Delaware limited liability company (“Voce Capital”), as the sole managing member of Voce Capital Management; and

(iii) J. Daniel Plants (“Mr. Plants”), as the sole managing member of Voce Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 210, San Francisco, California 94111.

(c) The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital and is also a member of the board of directors of the Issuer as well as Chairman of the Strategic Transactions Committee and a member of the Nominating & Corporate Governance Committee.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Mr. Plants is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares Stock beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares beneficially owned by Voce Capital Management is approximately $7,470,000, excluding brokerage commissions.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares for investment purposes because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

On January 6, 2015, the Issuer entered into an agreement (the “Agreement”) with Voce Capital Management and Mr. Plants. The Agreement sets forth the parties’ agreements and understandings concerning the election of Mr. Plants to the board of directors of the Issuer, and undertakings of Voce Capital Management and Mr. Plants not to engage in certain actions prior to the 30th day before the deadline for stockholder nominations of director candidates to stand for election at the 2016 Annual Meeting of Stockholders, including but not limited to the ownership of the Reporting Persons in the Shares not exceeding 14.9% of the outstanding Shares. If, at any time the ownership of the Reporting Persons in the Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) falls below 140,000 Shares, then Mr. Plants will no longer have a right to be on the board of directors and will immediately resign from the board of directors.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed hereto as Exhibit 2 and is incorporated herein by reference.

As part of the exercise of Mr. Plants’ fiduciary duties as a member of the Company’s Board of Directors, and in the ordinary course of the Reporting Persons’ business, the Reporting Persons have engaged in, and intend to continue to engage in, communications with officers and/or members of the Issuer’s board of directors concerning opportunities for the Issuer to enhance shareholder value. In addition, the Reporting Persons may communicate with the Issuer’s current or prospective shareholders; its representatives; industry participants, research analysts and members of the press; existing or potential strategic partners or competitors, investment and financing professionals and sources of capital and credit; and other interested or relevant parties relating to topics including, but not limited to, the operations of the Issuer. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending upon various factors including, without limitation, an ongoing evaluation of the investment in the Common Stock, changes in the Issuer’s operations, business strategy or prospects, prevailing market and industry conditions, other investment opportunities available to the Reporting Persons, liquidity requirements and other investment considerations, the Reporting Persons may, from time to time and at any time and in such manner as they deem advisable (whether in the open market, through privately negotiated transactions or otherwise), further acquire, hold, vote, trade or dispose of some or all of the Common Stock, and may enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, and/or engage in hedging or similar transactions with respect to such holdings.

The Reporting Persons reserve the right at any time to formulate alternative plans, make other proposals or take additional actions with respect to their investment in the Issuer, including changing their intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,928,577Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2015.

As of the close of business on December 14, 2015, Voce Capital Management beneficially owned 675,986 Shares, constituting approximately 5.2% of the Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 675,986 Shares beneficially owned by Voce Capital Management, constituting approximately 5.2% of the Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 675,986 Shares beneficially owned by Voce Capital Management, constituting approximately 5.2% of the Shares outstanding. As of the close of business on December 14, 2015, the Reporting Persons collectively beneficially owned an aggregate of 680,653 Shares, constituting approximately 5.3% of the Shares outstanding. This includes 4,667 shares of common stock issuable to Mr. Plant upon the exercise of outstanding options exercisable within 60 days.

Each Reporting Person disclaims beneficial ownership with respect to any shares of the Shares other than the shares owned directly and of record by such Reporting Person.

(b) By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have shared power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management

(c) The following Reporting Person engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

VOCE CAPITAL MANAGEMENT

Transaction Date	Number of Shares	Price per Share	Type of Transaction
11/18/2015	220	12.95	Purchase
11/19/2015	5,754	12.99	Purchase
11/20/2015	2,872	12.99	Purchase
12/10/2015	23,302	12.87	Purchase
12/11/2015	16,400	11.99	Purchase

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Agreement set forth above in Item 4 is incorporated herein by reference in response to this Item 6.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith)

Exhibit 2	Agreement, dated January 6, 2015, by and among Cutera, Inc., J. Daniel Plants, and Voce Capital Management LLC (incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K filed by the Issuer on January 8, 2015)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

Voce Capital Management LLC

By:	Voce Capital LLC
Managing Member

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

Voce Capital LLC

By:	/s/ J. Daniel Plants
Name:	J. Daniel Plants
Title:	Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith)

Exhibit 2	Agreement, dated January 6, 2015, by and among Cutera, Inc., J. Daniel Plants, and Voce Capital Management LLC (incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K filed by the Issuer on January 8, 2015)